Exhibit 2.3

Notice of Resignation

To the Board of Directors Explortex Energy Inc.:

Effective this 28th Day of February 2011 I, Steven Kurlander, Sole Director for the Company, hereby (i) resign as an officer and director of Explortex Energy, Inc., a Nevada Corporation, and from any and all other positions which I may hold at the Company, and (ii) I terminate any and all rights, powers and authority which I may hold as an agent of the Company, including, without limitation, as an authorized signatory with respect to the funds and/or accounts of the Company.

Sincerely,

/s/ Steven Kurlander
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Steven Kurlander